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NOV 2 8 2008

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SEC 08033152 MISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 FOURTH AVENUE SUITE 2200
(No. and Street)

SEATTLE	WA	98154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEO SATRIAWAN 206-622-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHERB & CO., LLP
(Name – *if individual, state last, first, middle name*)

1900 NW CORPORATE BLVD., SUITE 210 EAST	BOCA RATON	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEO SATRIAWAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATIONAL SECURITIES CORPORATION, as of SEPTEMBER 30TH, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE E. GAY
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
MARCH 19, 2012

Signature

CHIEF FINANCIAL OFFICER

Title

JULIE GAY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (O) A Report of Independent Registered Accounting Firm on Internal Accounting Control Required by SEC Rule 17a-5.

Financial Statements and Supplemental Information

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)

Year ended September 30, 2008

with Report and Supplementary Report of Independent Auditors

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2008

Contents

SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

We have audited the accompanying statement of financial condition of National Securities Corporation as of September 30, 2008, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Securities Corporation as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
November 18, 2008

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition

September 30, 2008

Assets

Current Assets:		
Cash and cash equivalents	$	2,961,008
Deposits with clearing organizations		402,645
Due from clearing organizations		1,926,988
Marketable securities owned - at market value		353,061
Accounts receivable, net of allowance for doubtfull accounts of $0		384,297
Advances to registered representatives		4,434,398
Secured demand note		500,000
Total Current Assets		10,962,397
Furniture and equipment, at cost		
Furniture and equipment		1,484,931
Less accumulated depreciation		(1,202,604)
Total furniture and equipment		282,327
Other Assets		337,643
Total Assets	**$**	**11,582,367**

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition

September 30, 2008

Liabilities and Shareholder's Equity

Current Liabilities:		
Payable to broker-dealers and clearing organizations	$	344,251
Securities sold, but not yet purchased, at market		8,810
Accounts payable, accrued expenses and other liabilities		5,021,643
Notes payable		500,000
Total Current Liabilities		5,874,704
Shareholder's Equity		
Common stock $0.02 par value, 100 shares authorized		2
Additional paid-in-capital		11,213,741
Accumulated deficit		(5,506,080)
Total Shareholder's Equity		5,707,663
Total Liabilities and Shareholder's Equity	**$**	**11,582,367**

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Operations

For the Year Ended September 30, 2008

Revenues:		
Commissions	$	44,197,071
Net trading profits		13,258,661
Investment banking		1,718,511
Interest and dividends		3,658,624
Clearing and other brokerage income		4,361,775
Other		1,513,132
Total Revenues		**68,707,774**
Expenses:		
Commissions and fees		55,082,940
Employee compensation and related expenses		7,702,704
Occupancy and equipment costs		3,193,974
Clearing fees		2,106,781
Communications		1,156,227
Professional fees		1,276,699
General and administrative expenses		1,606,672
Taxes, licenses and registration		357,474
Total Expenses		**72,483,471**
Other Income (Expense):		
Interest expense		(61,663)
Net Loss	**$**	**(3,837,360)**

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Changes in Shareholder's Equity

For the Year Ended September 30, 2008

	Common Stock Shares	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance as of September 30, 2007	100	$ 2	$ 9,192,868	$ (1,668,720)	$ 7,524,150
Capital contribution on sale of subsdiary to parent			623,075		623,075
Compensatory element of options granted by parent			261,350		261,350
Cash contribution from parent			1,136,448		1,136,448
Net income				(3,837,360)	(3,837,360)
Balance as of September 30, 2008	100	$ 2	$ 11,213,741	$ (5,506,080)	$ 5,707,663

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Cash Flows

For the Year Ended September 30, 2008

Operating Activities		
Net Loss	$	(3,837,360)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		173,442
Compensatory element of options granted by parent		261,350
Changes in operating assets and liabilities, net		
Receivables with broker-dealers, clearing firms and others		2,605,934
Other receivables		399,703
Advances to registered representatives		(424,398)
Securities held for resale, at market		837,939
Other assets		(85,652)
Payable to broker-dealers and clearing firms		(770,749)
Securities sold, but not yet purchased, at market		(68,190)
Accounts payable, accrued expenses and other liabilities		(2,102,880)
Net cash used by operating activities		(3,010,861)
Investing Activities		
Cash distributed upon sale of subsidiary		(70,646)
Purchases of fixed assets		(190,437)
		(261,083)
Financing Activities		
Distribution to parent		(1,013,896)
Contribution from parent		2,500,000
Net cash provided in financing activities		1,486,104
Net decrease in cash		(1,785,840)
Cash at beginning of period		5,149,493
Cash at end of period	**$**	**3,363,653**
Cash Paid for:		
Income Taxes	$	3,000
Interest	$	61,663
Fair value of assets and liabilities sold		
Total assets	$	374,398
Total liabilities	$	(647,473)

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Notes to Financial Statements

1. Organization

Description of Business

National Securities Corporation, ("National" or the "Company") was incorporated in 1947 under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer in accordance with the Securities Exchange Act of 1934. The Company has offices throughout the United States with its principal office located in Seattle, Washington. The Company is an introducing broker and clears all transactions through National Financial Services ("NFS"), Legent Clearing, LLC ("Legent") and Penson Financial Services ("Penson"), its clearing firms, on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is a wholly-owned subsidiary of National Holdings Corporation ("NHLD"). On July 1, 2008, NHLD consummated a merger with vFinance, Inc. ("vFinance").

In July 1994, National formed a wholly owned subsidiary, National Asset Management, Inc., a Washington Corporation ("NAM"). NAM is an SEC registered investment advisor providing asset management advisory services to high net worth clients for a fee based upon a percentage of assets managed. In March 2008, all of the issued and outstanding stock of NAM was sold for $10 by National to its parent, National Holdings Corporation and the gain on the sale of this asset was recognized as a capital transaction between related entities. Due to the fact that the operations of NAM continue today, under the ownership of National's parent, NAM is not deemed a "discontinued operation" and none of the otherwise necessary disclosures regarding discontinued operations are being presented. Additionally, since the value of NAM's assets and revenues were immaterial to National's financial statements when taken as a whole, no pro forma presentation of the effect of the sale on national's balance sheet or statement of operations is being included in the notes to these financial statements.

2. Significant Accounting Policies and Other Matters

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies and Other Matters - Continued

Revenue Recognition and Other Matters

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transactions on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms, National Financial Services, LLC ("NFS"), Penson Financial Services, Inc. ("Penson") and Legent Clearing LLC ("Legent"). The interest is billed on the average daily balance of the margin account.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking position in securities which may expose the company to losses. Net trading profits are recorded on a trade date basis.

Clearing and other brokerage income are fees charged to the broker on customer security transaction, and are recognized as of the trade date.

Other revenue consists primarily of investment advisory fees that are account management fees for high net worth clients. These fees are determined based on a percentage of the customers assets under management, are billed quarterly and recognized when collected.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

2. Significant Accounting Policies and Other Matters - Continued

Income Taxes

The Company reports its income for federal tax purposes on a consolidated basis with NHLD on a tax allocation arrangement; however, the Company's federal income tax has been calculated on a separate return basis for these financial statements. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount may not be realized.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, accrued expenses and other liabilities approximate fair value based on the short-term maturity of these instruments.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At September 30, 2008, the Company has determined that there has been no impairment of its long-lived assets.

Other Receivables

The Company extends unsecured credit in the normal course of business to its registered representatives. The allowance for doubtful accounts reflects the amount of loss that can be reasonably estimated by management, and if any, is included in other expenses in the accompanying consolidated statement of operations. The balance in allowance for doubtful accounts at September 30, 2008 is $0.

Advances to Registered Representatives

Advances are given to certain registered representatives as an incentive for their affiliation with the Company. The representative signs an independent contractor agreement with National for a specified term, typically a three-year period along with a promissory note for an equivalent term. The advance is then amortized on a straight-line basis over the amount of time the representative is obligated to be affiliated with National, and is included in commissions expense in the accompanying consolidated statement of operations. In the event the representative's affiliation with National terminates prior to the fulfillment of their contract, the representative is required to repay the unamortized balance in accordance with the terms of the promissory note.

2. Significant Accounting Policies and Other Matters - Continued

Valuation of Investments

Marketable securities which consist of publicly traded unrestricted common stock and bonds are valued at the closing price on the valuation date.

Non-marketable securities which consist of non-tradable warrants exercisable into freely trading common stock of public companies are carried at fair value as determined in good faith by management.

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses three clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients

It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying consolidated statement of financial condition, and/or (iii) charged as an expense in the accompanying consolidated statement of financial condition, based on the particular facts and circumstances.

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 at each institution. At times, such amounts may exceed the FDIC limits. At September 30, 2008 the uninsured cash bank balances was $2,461,017. The Company believes it is not exposed to any significant credit risks for cash.

2. Significant Accounting Policies and Other Matters – Continued

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

3. Securities Owned and Securities Sold, But Not Yet Purchased, at Market

As of September 30, 2008, marketable securities owned and securities sold, but not yet purchased include:

	Securities Owned	Securities sold, not yet purchased
Corporate Stocks	$ 350,067	$ 8,999
Corporate Obligations	2,994	-
Total	$ 353,061	$ 8,999

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the consolidated statement of financial condition.

4. Fixed Assets

Fixed assets as of September 30, 2008 consist of the following:

	Amount	Estimated useful life
Office machines	$ 137,768	5 years
Furniture and fixtures	222,739	5 years
Telephone system	61,424	5 years
Electronic equipment	722,740	5 years
Leasehold improvements	340,260	Lesser of useful life or term of lease
	1,484,931	
Less: accumulated depreciation and amortization	(1,202,604)	
	$ 282,327	

Depreciation expense for the year ended September 30, 2008 was $ 173,442.

5. Liabilities Subordinated to the Claims of General Creditors

Subordinated borrowings represent a secured demand note that was entered into between the Company and a related party. The secured demand note was entered into in accordance with the form prescribed by the FINRA, and it is accounted for in accordance with broker-dealer accounting SEC rule 15c3-1d. Accordingly, our balance sheet includes both an asset ("Secured demand note") and the corresponding liability ("Subordinated borrowings") for an identical amount. The secured demand note is available to compute net capital under SEC rule 15c3-1. The borrowings are subordinated to the claims of present and future creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

On February 1, 2001, the Company entered into a three-year secured demand note collateral agreement with an employee of the Company and a former Director of NHLD, to borrow securities, which can be used by the Company for collateral arrangements. These securities have been pledged through an unrelated broker-dealer, and have a borrowing value totaling $500,000. This note bears interest at 5% per annum with interest paid monthly. The Company and the holder have entered into a new secured demand note collateral agreement with a maturity date of March 1, 2009. Certain of the securities, totaling $168,482 have been pledged as collateral for security deposits for office leases under two letters of credit. No amounts have been drawn on either of these letters of credit.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Notes to Financial Statements
(Continued)

6. Income Taxes

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At September 30, 2008, the Company's tax provision is as follows:

Current Expense	$ -
Deferred Expense	-
Total Expense	$ -

The Company's Deferred Tax Assets (Liabilities) at September 30, 2008 were as follows:

Net operating loss carryovers	$ 4,093,000
Other temporary difference	45,000
Gross deferred tax assets	4,138,000
Valuation allowance	(4,138,000)
Net deferred tax assetss	$ -

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

Income tax at the federal statutory rate	$ (1,343,000)
Add:	
State income tax	
Net of federal tax benefit	(192,000)
Change in valuation allowance	1,535,000
Income tax at the effective tax rate	$ -

The Company's valuation allowance increased by $1,535,000 during the year ended September 30, 2008.

The Company's net operating loss carry forwards of approximately $9.8 million expire through September 30, 2028 and may be limited due to changes in ownership in accordance with IRC Section 382.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. As of September 30, 2008, the Company is required to maintain a minimum net capital of $250,000. The net capital and excess net capital amounts for the Company are as follows:

Net Capital	$ 692,620
Excess Net Capital	$ 442,620

8. Leases

As of September 30, 2008, the Company leases office space and equipment in various states expiring at various dates through 2013 and is committed under operating leases for future minimum payments as follows:

For the Year Ending September 30, 2008	Amount
2009	$ 2,147,883
2010	2,171,587
2011	2,195,489
2012	2,067,702
Thereafter	1,481,640
Total	$ 10,064,301

The total amount of the rent payable under the lease is recognized on a straight line basis over the term of the lease. As of September 30, 2008 the Company has recognized deferred rent payable of $160,000 which has been included as part of accounts payable, accrued expenses and other liabilities. Rental expense under all operating leases for the year ended September 30, 2008 was $1,884,969

9. Commitments and Contingencies

The Company is a defendant in various arbitrations and administrative proceedings, lawsuits and claims seeking damages of approximately $1,220,000. The Company believes such claims are substantially without merit, and estimates that its liability, primarily for legal defense costs, could approximate $300,000 (exclusive of unspecified punitive damages related to certain claims and inclusive of expected insurance coverage). These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and believes that the eventual outcome of these matters will not have a material adverse effect on the Company. However, the ultimate outcome of these matters cannot be determined at this time.

10. Employee Benefits

The Company has a defined 401(k) profit sharing plan (the "Plan") that covers substantially all of its employees. Under the terms of the Plan, participants can elect to defer up to 25% of eligible compensation, subject to certain limitations, by making voluntary contributions to the Plan. The Company's annual contributions are made at the discretion of the Board of Directors. During the year ended September 30, 2008, the Company made no contributions to the Plan.

11. Clearing Agreements

In April 2005, National entered into an agreement with NFS that became effective in June 2005 to be the Company's primary clearing broker. The clearing agreement includes a termination fee if National terminates the agreement without cause. In June 2005 National entered into a clearing agreement with Penson for the purpose of providing other clearing services that are not provided by NFS. Additionally, in June 2007, National entered into a clearing agreement with Legent for the purpose of providing clearing services that are not provided by NFS and to maintain a pre-existing clearing relationship for brokers newly associated with National.

12. Compensatory Element of Options Granted

During the year ended September 30, 2008, NHLD, on behalf of National, granted 100,000 options to individuals to purchase common stock of NHLD. The options have a life of five years, are exercisable at a price of $2.10 per share and will vest over a period of four years. The fair value of the option grants was determined to be $112,200 which the Company will amortize over the vesting period of the option. Accordingly the Company recorded a stock-based compensation charge for the year ended September 30, 2008 of approximately $261,350 relating to these options.

The Black-Scholes option valuation model was used to estimate the fair value of the options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. The principal assumptions used in applying the Black-Scholes model along with the results from the model were as follows:

Assumptions	
Risk-free interest rate	2.20%
Expected life, in years	3.00
Expected volatility	81.00%
Dividends	0%

As of September 30, 2008, there was $510,000 of total unamortized deferred compensation costs related to share-based compensation arrangements. Such costs will be charged ratably over the remaining vesting term.

.National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2008

Net Capital	
Total stockholder's equity	$ 5,707,661
Add: subordinated borrowings allowable in computation of net capital	500,000
Total Capital and Allowable Subordinated Borrowings	6,207,661
Non-Allowable Assets	
Other receivables	384,297
Advances to registered representatives	4,434,398
Fixed assets	282,328
Other assets	337,644
Total Non-Allowable Assets	5,438,666
Net Capital Before Haircuts on Securities Positions	768,996
Haircuts on Securities	
Corporate stocks	62,117
Foreign currencies	1,018
Undue concentration	13,241
Total Haircuts on Securities Positions	76,376
Net Capital	**$ 692,620**

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement Regarding SEC Rule 15c3-3

September 30, 2008

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii)(C) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental schedules of National Securities Corporation for the year ended September 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (CONTINUED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sharks & Co., LLP
Certified Public Accountants

Boca Raton, Florida
November 18, 2008

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